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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*+


                           BOISE CASCADE CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Preferred Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   097383863
                              -------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------
+ FINAL AMENDMENT


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CUSIP NO.  989349105                      13G                 Page 2 of 5 Pages



1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reliance Financial Services Corporation
     I.R.S. Employer Identification No.:  51-0113548

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                         5.   SOLE VOTING POWER

NUMBER OF SHARES
                         6.   SHARED VOTING POWER
BENEFICIALLY OWNED

BY EACH REPORTING        7.   SOLE DISPOSITIVE POWER

PERSON WITH
                         8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.  TYPE OF REPORTING PERSON*

     HC


                     *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a) Name of Issuer:

          Boise Cascade Corporation
          .....................................................................

Item 1(b) Address of Issuer's Principal Executive Offices:

          1111 West Jefferson Street, P. O. Box 50, Boise, Idaho 83728-0001
          .....................................................................

Item 2(a) Name of Person Filing:

          Reliance Financial Services Corporation
          .....................................................................

Item 2(b) Address of Principal Business Office or, if none, Residence:

          Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055
          .....................................................................

Item 2(c) Citizenship:

          Delaware
          .....................................................................

Item 2(d) Title of Class of Securities:

          Preferred Stock, no par value
          .....................................................................

Item 2(e) CUSIP Number:

          097383863
          .....................................................................

Item 3(g) [X] Parent Holding Company, in accordance with section
              240.13d-1(b)(ii)(G)

Item 4.   Ownership.

          (a)  Amount Beneficially Owned As of December 3l, l995

          .....................................................................

          (b)  Percent of Class:

          .....................................................................


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          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote

          .....................................................................

               (ii) shared power to vote or to direct the vote


          .....................................................................

               (iii) sole power to dispose or to direct the disposition of


          .....................................................................

               (iv) shared power to dispose or to direct the disposition of


          .....................................................................


Item 5.   Ownership of Five Percent or Less of a Class.


          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following:  [X]    (See Note 1 on page 5)

          .....................................................................

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.


          .....................................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Reliance Insurance Company
          .....................................................................

Item 8.   Identification and Classification of Members of the Group.


          .....................................................................

Item 9.   Notice of Dissolution of Group.


          .....................................................................

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Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                        SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 16, 1996
          .....................................................................
          Date



          RELIANCE FINANCIAL SERVICES CORPORATION



          By: /s/ James E. Yacobucci
              ----------------------------------
              James E. Yacobucci
              Senior Vice President-Investments

Note 1: The reporting person owns 5.8% of the Series G Preferred Stock, but owns less than 5% of the class of Securities, which consists of the Series D Preferred Stock and the Series G Preferred Stock.